FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              25 November, 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





             International Power Extraordinary General Meeting
            Approval of Proposed Acquisition of the EME Portfolio



(London - 25 November 2004) International Power plc announces that at today's Extraordinary General Meeting all resolutions were passed including the:



- proposed acquisition of Edison Mission Energy's international asset portfolio ("the EME portfolio")


-         resolution to increase the Company's authorised share capital



Sir Neville Simms, Chairman said: "The Board is delighted by the overwhelming level of shareholder support in favour of the acquisition. Plans for the integration of the EME assets are making good progress, and the acquisition is on track for completion in December this year."



For further information please contact:



Investor Contact
Aarti Singhal
+44 (0)20 7320 8681

Company Secretary
Stephen Ramsay
+44 (0)20 7320 8627

Media Contact
Morgan Bone, Finsbury Ltd.
+44 (0)20 7251 3801



International power plc is a leading independent electricity generating company with 11,210MW (net) in operation and 1,649MW (net) under construction . International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, the UAE, Oman, Saudi Arabia, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both exchanges on "IPR".

 INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary